UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

MAGIC SOFTWARE ENTERPRISES LTD. (the “Company”)

Further to the Company’s prior disclosures, including its proxy statement dated November 3, 2025 and its reports dated February 5, 2026 and February 18, 2026, regarding the reverse triangular merger contemplated by the merger agreement dated November 3, 2025, by and among the Company, Matrix I.T Ltd. (“Matrix”) and Magitrix Ltd. (the “Merger” and the “Merger Agreement”), the Company is pleased to update as follows:

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

1.	Receipt of the Merger Certificate; Closing

The Company is pleased to update that today, February 24, 2026, it received the merger certificate issued by the Israeli Registrar of Companies in connection with the Merger (the “Merger Certificate”). Upon receipt of the Merger Certificate, all Conditions Precedent to completion of the Merger were satisfied, and the Merger will be completed today, February 24, 2026 (the “Closing Date”).

2.	Trading Halt; Suspension/Delisting

Further to Nasdaq’s notice dated February 18, 2026, regarding the trading status of the Company’s ordinary shares in connection with the Merger, and in anticipation of the Closing, trading in the Company’s ordinary shares was halted on February 23, 2026, following the after-hours session around 7:50 p.m EST. The Company’s ordinary shares will remain halted on the Closing Date (February 24, 2026) and will be suspended from trading on Nasdaq effective February 25, 2026. In addition, trading in the Company’s ordinary shares has been halted on the Tel Aviv Stock Exchange (“TASE”).

As of the trading halt(s), it is no longer possible to execute trades in, or effect transfers of, the Company’s ordinary shares on the TASE or on Nasdaq. No further changes will be recorded in the Company’s shareholders register, except as required to effect the Merger, including the transfer of the Company’s shares to Matrix and the registration of Matrix in the Company’s shareholders register as the holder of all issued and outstanding shares of the Company, in accordance with the Merger Agreement.

Following the completion of the Merger, the Company’s ordinary shares will be delisted from trading on the TASE and from NASDAQ, and the Company will be a private company wholly owned by Matrix.

3.	Effective Date; Merger Consideration

The Effective Date for entitlement to receive the Merger Consideration is February 24, 2026.

At Closing, Eligible Shareholders of the Company are entitled to receive, in exchange for their Company shares, an aggregate of 28,861,564 ordinary shares of Matrix, representing 0.5878202 Matrix ordinary shares for each one (1) Company ordinary share, pursuant to the Exchange Ratio. Additional details regarding the post-Merger ownership structure were previously disclosed by the Company in the proxy statement.

4.	Holding of the Consideration Shares

Eligible Shareholders who hold their Company shares through TASE members will automatically receive their Consideration Shares in their TASE member accounts.

All other shareholders will hold their respective Consideration Shares through Israel Brokerage and Investments - IBI Ltd. (“IBI”), through an IBI Capital Broker account (in trust).

Shareholders who hold their Company shares through Equiniti Trust Company, LLC (“EQ”), the Company’s current transfer agent, will receive instructions with respect to exercising their rights as Matrix shareholders from EQ or IBI.

Shareholders who hold Company shares through their bank, broker or custodian, will receive instructions with respect to exercising their rights as Matrix shareholders from their bank, broker, custodian or IBI.

Forward Looking Statements

Certain matters discussed in this report are forward-looking statements that involve a number of risks and uncertainties, including, without limitation, statements regarding post-closing actions and arrangements, the anticipated suspension and/or delisting of the Company’s ordinary shares and related settlement and exchange procedures. Forward-looking statements are based on information available to the Company as of the date hereof and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied, including, among others, general economic conditions and the risk factors described in the Company’s annual report and other filings with the United States Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

By:	/s/ Asaf Berenstin
Name:	Asaf Berenstin
Title:	Chief Financial Officer

Dated: February 24, 2026

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